UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

PAYA HOLDINGS INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock
(Title of Class of Securities)

70434P 111
(CUSIP Number of Class of Securities)

Melinda Doster
General Counsel and Secretary
303 Perimeter Center North, Suite 600
Atlanta, GA 30346
(800) 261-0240
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Sophia Hudson, P.C.
Ana Sempertegui
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$41,807,270.20	$4,561.17

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Paya Holdings Inc. (the “Company”) is offering holders of a total of 17,714,945 warrants to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), outstanding as of August 11, 2021 the opportunity to exchange such warrants and receive 0.260 shares of Common Stock in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the warrants as reported on The Nasdaq Capital Market (the “Nasdaq”) on August 10, 2021, which was $2.36 per warrant.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,205.92	Filing Party: Paya Holdings Inc.
Form or Registration No.: Form S-4 (File No. 333-258781)	Date Filed: August 13, 2021

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Paya Holdings Inc., a Delaware corporation (the “Company,” “us” or “we”), with the Securities and Exchange Commission on August 13, 2021 (as amended, the “Schedule TO”) relating to the Company’s offer to each holder of the Company’s warrants to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), to receive 0.260 shares of Common Stock in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the public warrants (as defined in the Schedule TO) to amend the Warrant Agreement (as defined in the Schedule TO), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.234 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. The Offer and Consent Solicitation were made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated September 9, 2021 (the “Prospectus/Offer to Exchange”), a copy of which is filed as Exhibit (a)(1)(A) to this Amendment, and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus/Offer to Exchange, dated September 9, 2021, which forms part of the Registration Statement on Form S-4 (“Registration Statement”) declared effective by the SEC on September 9, 2021 and (b) a press release issued by the Company on September 13, 2021, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged. This Amendment should be read with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Daylight time, on September 10, 2021. The Company has been advised that 17,380,396 public warrants (including 209,726 public warrants tendered through guaranteed delivery), or approximately 98.4% of the outstanding public warrants, and 50,000 private warrants, representing all outstanding private warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before September 15, 2021. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 98.4% of the outstanding public warrants to the Warrant Amendment (as defined in the Schedule TO), which exceeds the 65% of the outstanding public warrants required to effect the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer.

On September 13, 2021, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) filed by the Company with the SEC on September 10, 2021).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))
(a)(5)(A)	Press Release, dated August 13, 2021 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-39627) filed by the Company on August 13, 2021).
(a)(5)(B)	Press Release, dated September 13, 2021 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-39627) filed by the Company on September 13, 2021).
(b)	Not applicable
(c)	Not applicable
(d)(i)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 8-K (File No. 001-39627) filed by the Company on October 22, 2020).
(d)(ii)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Form 8- K (File No. 001-39627) filed by the Company on October 22, 2020).
(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-240410) filed by FinTech Acquisition Corp. III Parent Corp. on September 21, 2020).
(d)(iv)	Form of Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(v)	Warrant Agreement, dated November 15, 2018, among Continental Stock Transfer & Trust Company and FinTech Acquisition Corp. III (incorporated by reference to Exhibit 4.1 of FinTech Acquisition Corp. III’s Current Report on Form 8-K (File No. 001-38744) filed by FinTech Acquisition Corp. III on November 21, 2018).
(d)(vi)	Employment Agreement, dated October 16, 2020, among the Company, Paya, Inc. and Jeffrey Hack (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(vii)	Employment Agreement, dated October 16, 2020, among the Company, Paya, Inc. and Glenn Renzulli (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(viii)	Form of the Company’s Omnibus Incentive Plan (incorporated by reference as Annex B to the definitive Proxy Statement/Prospectus (File No. 333-240410) filed on September 23, 2020).
(d)(ix)	Director Nomination Agreement, dated as of October 16, 2020, by and among the Company, GTCR-Ultra Holdings, LLC, GTCR Fund XI/B LP and GTCR Fund XI/C LP (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K (File No. 001-39627) filed on May 26, 2021).
(d)(x)	Form of Director/Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(xi)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).
(d)(xii)	Registration Rights Agreement, dated October 16, 2020, between FinTech Acquisition Corp. III Parent Corp., and the investors (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(xiii)	Sponsor Support Agreement, dated August 3, 2020, between the sponsors, FinTech Acquisition Corp. III, as acquirer, GTCR-Ultra Holdings II, LLC, as company, FinTech Acquisition Corp. III Parent Corp., as holdings, GTCR-Ultra Holdings, LLC, as seller, and the key sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-39627) filed on October 22, 2020).
(d)(xiv)	Amended and Restated Tender and Support Agreement, dated August 24, 2021, by and between the Company and Riverview Group LLC (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 24, 2021).
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 13, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAYA HOLDINGS INC.

By:	/s/ Glenn Renzulli
Glenn Renzulli
Chief Financial Officer

Dated: September 13, 2021

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